UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42379

Founder Group Limited

No. 17, Jalan Astana 1D, Bandar Bukit Raja, 41050 Klang,
Selangor Darul Ehsan, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Exchange Note

On June 30, 2026, Founder Group Limited, a business company incorporated in the British Virgin Islands (the “Company”), entered into an exchange agreement (the “Exchange Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (“Streeterville Capital”). Pursuant to the Exchange Agreement, the Company and Streeterville Capital agreed to (i) partition a new secured convertible promissory note (the “Partitioned Note”) in the original principal amount of US$8,000,000 (the “Partitioned Amount”) from that certain secured convertible promissory note (the “Original Note”) in the original principal amount of US$16,070,000 that was issued to Streeterville Capital on December 11, 2025 pursuant to that certain securities purchase agreement dated as of December 11, 2025 with the outstanding balance of the Original Note to be reduced by the Partitioned Amount, and (ii) exchange the Partitioned Note for a new secured non-convertible promissory note (the “Exchange Note”) in the original principal amount of US$8,000,000 bearing interest at six percent (6%) per annum and maturing on December 11, 2027. The Exchange Note was issued to Streeterville Capital on June 30, 2026.

The foregoing description of the Exchange Agreement, the Exchange Note and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to Exhibits 10.1 and 4.1 to this Current Report on Form 6-K, respectively, and incorporated by reference herein.

Pre-Paid Purchases Financing

On July 6, 2026, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Avondale Capital, LLC, a Utah limited liability company (“Avondale”). Pursuant to the Securities Purchase Agreement, Avondale Capital agreed to purchase from the Company, and the Company agreed to issue and sell to Avondale Capital, securities in the form of one or more pre-paid purchases (each, a “Pre-Paid Purchase” and collectively, the “Pre-Paid Purchases”) with an aggregate purchase amount of up to $20,000,000, for the purchase of Class A ordinary shares, no par value of the Company (the “Class A Ordinary Shares”), upon the terms and subject to the limitations and conditions set forth in such Pre-Paid Purchase. On July 6, 2026, the Company issued the initial Pre-Paid Purchase in the principal amount of $1,080,000 (the “Initial Pre-Paid Purchase”), before deducting an original issue discount (the “OID”) of $70,000 and a transaction expense amount of $10,000. The OID for each subsequent Pre-Paid Purchase after the Initial Pre-Paid Purchase will be seven percent (7%) of the amount set forth in the applicable Request and each subsequent Pre-Paid Purchase will accrue interest at the rate of eight percent (8%) per annum.

The foregoing description of the Securities Purchase Agreement, the Initial Pre-Paid Purchase and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibits 10.2 and 4.2 to this Current Report on Form 6-K, respectively, and incorporated by reference herein.

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Exhibits

Exhibit No.	Description
4.1	Secured Non-Convertible Promissory Note, dated June 30, 2026, by and between Founder Group Limited and Streeterville Capital, LLC
4.2	Pre-Paid Purchase, dated July 6, 2026, by and between Founder Group Limited and Avondale Capital, LLC
10.1	Exchange Agreement, dated June 30, 2026, by and between Founder Group Limited and Streeterville Capital, LLC
10.2	Securities Purchase Agreement, dated July 6, 2026, by and between Founder Capital, LLC and Avondale Capital, LLC

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Founder Group Limited

By:	/s/ Lee Seng Chi
Name:	Lee Seng Chi
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

Date: July 6, 2026

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